Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL HAS MADE A PUBLIC FILING WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH A PROPOSED IPO IN THE UNITED STATES

Tel Aviv, Israel, October 17, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit”) announced today, further to its press release dated September 29, 2018 on the filing by Gamida Cell Ltd. (“Gamida”) of a registration statement on Form F-1 with the U.S. Securities and Exchange Commission in connection with a proposed initial public offering of its ordinary shares in the United States and application to list its ordinary shares on NASDAQ (the "IPO"), that on October 17, 2018 Gamida published a draft Form F-1 that includes the main terms of the proposed IPO on which it will begin a road show for investors in the United States.

According to the draft Form F-1, Gamida intends to raise between 50 and 60 million dollars through an issuance of 3.6 million shares at a price per share of between 13 to 15 dollars. The draft prospectus also states that certain existing shareholders of Gamida (including Novartis Pharma A.G.) and their affiliates have indicated an interest in purchasing approximately 30 million dollars of the ordinary shares to be offered in the IPO. The aforementioned terms of the IPO reflect a post-money valuation of Gamida of approximately 280 to 340 million dollars.

The price of Gamida's share, the number of shares to be offered, the total amount to be raised in the IPO, Gamida's post-money valuation and the extent of the participation of certain existing shareholders of Gamida, are forward-looking statements and may change. The final terms of the IPO will be set in the final Form F-1 and prospectus to be published after the road show.

As of this date, there is no certainty that the proposed IPO will be consummated, inter alia, in case of failure to obtain required approvals; the realization of risk factors related to Gamida; developments in its business or in the financial markets and the markets in which it operates; and other factors.

The securities referred to in this press release are to be offered only by means of a prospectus. Copies of the prospectus related to the proposed IPO may be obtained, when available, from the book-running managers.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Elbit holds approximately 84% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 55% on a fully diluted basis) which, in turn, holds approximately 18% of the share capital in Gamida (approximately 13% on a fully diluted basis).

About Gamida Cell Ltd.

Gamida is engaged in the development of products for curing cancer and rare bone marrow diseases. Gamida's products are currently being tested in clinical trials for patients with leukemia, lymph node cancer and non-malignant blood diseases. Gamida began a Phase III trial in patients with leukemia and lymph node cancer through NiCord, a drug that the FDA and EMA approved as orphan drug and which was recognized by the FDA as breakthrough treatment. It should be clarified that as of this date, the stage of development of Gamida's products has not yet been completed and there is no certainty that the products will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com